SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE  13d-2(b)

CHROMADEX CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

171077100
 (CUSIP Number)

October 15, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Brauser
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,209,098
	6	SHARED VOTING POWER 7,597,290 (1)
	7	SOLE DISPOSITIVE POWER 1,209,098
	8	SHARED DISPOSITIVE POWER 7,597,290 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,806,388
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%(2)
12		TYPE OF REPORTING PERSON IN - Individual

(1)
Includes  3,626,428 shares held by Michael & Betsy Brauser TBE, 631,270 shares held by Grander Holdings, Inc. 401K Profit Sharing Plan of which Mr. Brauser is a trustee; 342,857 shares held by the Brauser 2010 GRAT of which Mr. Brauser is a trustee; 342,857 shares held by Birchtree Capital, LLC of which Mr. Brauser is the manager; 1,692,856 shares held by BMB Holdings, LLLP of which Mr. Brauser is the manager of its general partner and 714,284 shares held by Betsy Brauser Third Amended Trust Agreement beneficially owned by Mr. Brauser’s spouse which are disclaimed by him.  Includes 246,738 stock options exercisable within 60 days.

(2)	Based on 107,444,481 shares of the Issuer’s common stock outstanding as of August 12, 2015 as reported in the Issuer’s Form 10-Q filed on August 13, 2015.

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Item 1.

(a)	Name of Issuer: Chromadex Corporation
(b)	Address of Issuer’s Principal Executive Offices: 10005 Muirlands Blvd. Suite G, Irvine, California 92618

Item 2.

(a)	Name of Person Filing: The statement is filed on behalf of Michael Brauser
(b)	Address of Principal Business Office or, if none, Residence: 4400 Biscayne Blvd., Suite 850, Miami, FL 33137
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock
(e)	(CUSIP Number: 171077100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 8,806,388

(b) Percent of class: 8.2% (1)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,209,098 (2)
(ii) Shared power to vote or to direct the vote: 7,597,290

(iii) Sole power to dispose or to direct the disposition of: 1,209,098 (2)
(iv) Shared power to dispose or to direct the disposition of: 7,597,290

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

(1)	Based on 107,444,481 shares outstanding as of April 15, 2015.
(2)
Includes  3,626,428 shares held by Michael & Betsy Brauser TBE, 631,270 shares held by Grander Holdings, Inc. 401K Profit Sharing Plan of which Mr. Brauser is a trustee; 342,857 shares held by the Brauser 2010 GRAT of which Mr. Brauser is a trustee; 342,857 shares held by Birchtree Capital, LLC of which Mr. Brauser is the manager; 1,692,856 shares held by BMB Holdings, LLLP of which Mr. Brauser is the manager of its general partner and 714,284 shares held by Betsy Brauser Third Amended Trust Agreement beneficially owned by Mr. Brauser’s spouse which are disclaimed by him.  Includes 246,738 stock options exercisable within 60 days.

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Page 4 of 5 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date: October 16, 2015

By:	/s/ Michael Brauser
Michael Brauser